UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Phibro Animal Health Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71742Q 106

(CUSIP Number)

c/o Jack C. Bendheim

Phibro Animal Health Corporation

Glenpointe Centre East, 3rd Fl.

300 Frank W. Burr Blvd., Ste 21

Teaneck, NJ 07666-6712

(201) 329-7300

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

June 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 71742Q 106	Page 2

1	NAME OF REPORTING PERSONS BFI Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,766,836[2]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,766,836[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,766,836[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%[3]
14	TYPE OF REPORTING PERSON (see instructions) HC

[1]	This Amendment is being filed to report the adoption of a Rule 10b5-1 trading plan (See Item 4 below). No funds were used in connection with the adoption of such 10b5-1 plan.

[2]	The Reporting Person holds 48,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and 20,718,836 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) as of June 20, 2017. Class B Common Stock is convertible into Class A Common Stock at any time after issuance on a one-for-one basis, and has no expiration date. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.

[3]	See Item 5.

SCHEDULE 13D

CUSIP NO. 71742Q 106	Page 3

1	NAME OF REPORTING PERSONS Jack C. Bendheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,766,836[2]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,766,836[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,766,836[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]	This Amendment is being filed to report the adoption of a Rule 10b5-1 trading plan (See Item 4 below). No funds were used in connection with the adoption of such 10b5-1 plan.

[2]	The securities are directly held by BFI Co., LLC. Mr. Bendheim exercises voting and dispositive power over BFI Co., LLC and may be deemed to have shared voting and investment power over the securities held by BFI Co., LLC. Mr. Bendheim may be deemed to be the beneficial owner of 48,000 shares of Class A Common Stock and 20,718,836 shares of Class B Common Stock as of June 20, 2017. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock. Mr. Bendheim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

[3]	See Item 5.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby supplemented as follows:

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock of Phibro Animal Health Corporation, a Delaware corporation (the “Issuer”) beneficially owned by the Reporting Persons. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on April 29, 2014 and amended by that certain Amendment No. 1 to Schedule 13D, filed August 11, 2014, that certain Amendment No. 2 to Schedule 13D, filed March 24, 2015 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule 13D, filed August 4, 2015, that certain Amendment No. 4 to Schedule 13D, filed November 2, 2015, that certain Amendment No. 5 to Schedule 13D, filed March 23, 2016, and that certain Amendment No. 6 to Schedule 13D, filed May 30, 2017. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 12, 2017, BFI Co., LLC (“BFI”) entered into a Rule 10b5-1 sales plan (the “Sales Plan”) with Goldman, Sachs & Co. LLC (“Broker”) pursuant to which Broker is authorized and directed to sell on behalf of BFI up to 584,000 shares of Class A Common Stock through March 15, 2018, subject to satisfaction of certain conditions, including among others, minimum sale price and limit on the number of shares that can be sold on a single trading day. All transactions under the Sales Plan are to be made in accordance with the terms and conditions of the Sales Plan. The Sales Plan was adopted to enable BFI to sell a modest portion of its shares of Class A Common Stock (and Class B Common Stock that BFI converts to Class A Common Stock). By using a Rule 10b5-1 Sales Plan, BFI can diversify its investment portfolio over an extended period of time. The Sales Plan became effective as of June 12, 2017 and shall terminate on the earliest of (a) March 15, 2018, (b) the date on which all shares covered by the Sales Plan are sold, (c) the date that the Sales Plan is terminated by the parties in writing, and (d) the date Broker receives notice of the dissolution of BFI. The first possible trade date under the Sales Plan is September 5, 2017. As of June 20, 2017, if all unsold shares covered by the current sales plan and all shares covered by the new Sales Plan are sold, BFI will continue to hold 48,000 of Class A Common Stock and 20,006,836 shares of Class B Common Stock, which are exchangeable for 20,006,836 shares of Class A Common Stock.

Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership percentages set forth below are based on 19,100,932 shares of the Class A Common Stock and 20,718,836 shares of the Class B Common Stock outstanding as of June 20, 2017. The amounts outstanding were calculated by using the amounts as of May 1, 2017 reported in the Issuer’s Form 10-Q, for the quarterly period ended March 31, 2017, filed on May 8, 2017 and then adjusting such amounts pursuant to the transactions reported by the Reporting Persons on their Statements of Changes in Beneficial Ownership on Form 4, filed on May 25, 2017, June 9, 2017, June 15, 2017 and by certain other investors on their respective Statements in Beneficial Ownership on Form 4 filed on May 4, 2017, May 9, 2017, May 11, 2017, May 11, 2017, May 15, 2017, May 16, 2017, and June 5, 2017.

(a) BFI directly owns 48,000 shares of Class A Common Stock and 20,718,836 shares of Class B Common Stock as of June 20, 2017, representing 52.2% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock. As the Class A Manager of BFI, Jack C. Bendheim may be deemed to beneficially own the 48,000 shares of Class A Common Stock and 20,718,836 shares of Class B Common Stock owned by BFI. Mr. Bendheim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(b) Jack C. Bendheim has the sole authority to vote all of the common stock of the Issuer owned by BFI and, together with three of his adult children, is the manager of BFI with respect to the economic rights pertaining to such common stock of the Issuer owned by BFI.

(c) Annex A, attached hereto, lists transactions made since May 30, 2017 and reported on Form 4 and Schedule 13D.

4

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5

June 23, 2017

/s/ Jack C. Bendheim
Jack C. Bendheim

BFI CO., LLC

By:	/s/ Jack C. Bendheim
	Name:	Jack C. Bendheim
	Title:	Class A Manager

6

annex a

Additional Trading Data

The sales listed below were effected in broker’s transactions pursuant to a Rule 10b5-1 trading plan adopted by BFI Co., LLC on March 14, 2016.

Reporting Person	Transaction Date	Quantity	Weighted Average Exercise Price ($)
BFI Co., LLC	7-June-17	16,000	35.6(1)
BFI Co., LLC	8-June-17	16,000	35.56(2)
BFI Co., LLC	9-June-17	16,000	35.71(3)
BFI Co., LLC	13-June-17	16,000	34.84(4)
BFI Co., LLC	14-June-17	15,293	34.96(5)
BFI Co., LLC	14-June-17	707	35.41(6)
BFI Co., LLC	15-June-17	16,000	34.65(7)

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.10 to $35.95, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.25 to $35.85, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.25 to $36.00, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.55 to $35.15, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.40 to $35.35, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.40 to $35.45, inclusive.
(7)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.35 to $35.00, inclusive.

7